

LINDSEY MORDEN GROUP INC.

70 ... TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510


02002816

October 16, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.


JAN 2 9

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release distributed at the start of business on October 16, 2001.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

LINDSEY MORDEN GROUP INC.

News Release: October 16, 2001

Listed: The Toronto Stock Exchange

Stock Symbol: LM


JAN 29 2002

FOR IMMEDIATE RELEASE

LINDSEY MORDEN ANNOUNCES EXECUTIVE RESIGNATION

Dateline – Toronto, Ontario

Lindsey Morden Group Inc. announces that after fifteen years with the Company, for family reasons, Ferdinand Roibas has resigned as President and Chief Operating Officer of the Company and that the Company has, with regret, accepted his resignation.

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent claims adjusting services through a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East.

FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Fritze
SVP, Corporate Affairs
(416) 596-8020